Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 12, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on, February 11 2007, entitled “VODAFONE AGREES TO ACQUIRE CONTROL OF HUTCH ESSAR IN INDIA”.

11 February 2007

VODAFONE AGREES TO ACQUIRE CONTROL OF HUTCH ESSAR IN INDIA

Vodafone announces today that it has agreed to acquire a controlling interest in Hutchison Essar Limited (“Hutch Essar”), a leading operator in the fast growing Indian mobile market, via its subsidiary Vodafone International Holdings B.V. Vodafone also announces that it has signed a memorandum of understanding (“MOU”) with Bharti Airtel Limited (“Bharti”) on infrastructure sharing and that it has granted an option to a Bharti group company to buy its 5.6% direct interest in Bharti.

The key highlights are:

Acquisition of a controlling interest in Hutch Essar

•                  Vodafone announces it has agreed to acquire companies that control a 67% interest in Hutch Essar from Hutchison Telecom International Limited (“HTIL”) for a cash consideration of US$11.1 billion (£5.7 billion)

•                  Vodafone will assume net debt of approximately US$2.0 billion (£1.0 billion)1

•                  The transaction implies an enterprise value of US$18.8 billion (£9.6 billion) for Hutch Essar

•                  The acquisition meets Vodafone’s stated financial investment criteria

Infrastructure sharing MOU with Bharti

•                  Whilst Hutch Essar and Bharti will continue to compete independently, Vodafone and Bharti have entered into a MOU relating to a comprehensive range of infrastructure sharing options in India between Hutch Essar and Bharti

•                  Infrastructure sharing is expected to reduce the total cost of delivering telecommunication services, especially in rural areas, enabling both parties to expand network coverage more quickly and to offer more affordable services to a broader base of the Indian population

Local partners

•                  The Essar Group (“Essar”) currently holds a 33% interest in Hutch Essar and Vodafone will make an offer to buy this stake at the equivalent price per share it has agreed with HTIL

•                  Vodafone’s arrangements with the other existing minority partners will result in a shareholder structure post acquisition that meets the requirements of India’s foreign ownership rules

1 Estimated as at 31 January 2007

10% economic interest in Bharti

•                  Vodafone has granted a Bharti group company an option, subject to completion of the Hutch Essar acquisition, to buy its 5.6% listed direct interest in Bharti for US$1.6 billion (£0.8 billion) which compares with the acquisition price of US$0.8 billion (£0.5 billion)

•                  If the option is not exercised, Vodafone would be able to sell this 5.6% interest

•                  Vodafone will retain its 4.4% indirect interest in Bharti, underpinning its ongoing relationship

Commenting on the transaction, Arun Sarin, Chief Executive of Vodafone, said:

“We are delighted to be deepening our involvement in the Indian mobile market with the full range of Vodafone’s products, services and brand. This announcement is clear evidence of how we are executing our strategy of developing our presence in emerging markets. We have concluded this transaction within our stated financial investment criteria and we are confident that this will prove to be an excellent investment for our shareholders. Hutch Essar is an impressive, well run company that will fit well into the Vodafone Group.”

Sir John Bond, Chairman of Vodafone, said:

“India is destined to become one of the largest and most important mobile markets in the world and this acquisition will enable our shareholders to benefit from our increased investment in this market. We also look forward to playing our part in delivering the significant economic and social benefits which mobile telephony can bring to the people of India.”

Principal benefits

The principal benefits to Vodafone of the transaction are:

•                  Accelerates Vodafone’s move to a controlling position in a leading operator in the attractive and fast growing Indian mobile market

-                    India is the world’s 2nd most populated country with over 1.1 billion inhabitants

-                    India is the fastest growing major mobile market in the world, with around 6.5 million monthly net adds in the last quarter

-                    India benefits from strong economic fundamentals with expected real GDP growth in high single digits

•                  Hutch Essar delivers a strong existing platform in India

-                    nationwide presence with recent expansion to 22 out of 23 licence areas (“circles”)

-                    23.3 million customers as at 31 December 2006, equivalent to a 16.4% nationwide market share

-                    year-on-year revenue growth of 51% and an EBITDA margin of 33% in the six months to 30 June 2006

-                    experienced and highly respected management team

•                  Driving additional value in Hutch Essar

-                    accelerated network investment driving penetration and market share growth

-                    infrastructure sharing MOU with Bharti plans to reduce substantially network opex and capex

-                    potential for Hutch Essar to bring Vodafone’s innovative products and services to the Indian market, including Vodafone’s focus on total communication solutions for customers

-                    Vodafone and Hutch Essar both expected to benefit from increased purchasing power and the sharing of best practices

•                  Increases Vodafone’s presence in higher growth emerging markets

-                    proportion of Group statutory EBITDA from the EMAPA region expected to increase from below 20% in the financial year ending 31 March 2007 (FY2007) to over a third by FY2012

Operational plan for Hutch Essar

Vodafone will execute an operational plan to build on the strengths of Hutch Essar in order to capture the Indian telecom growth opportunity.

Key strategic objectives

In the context of penetration that is expected to exceed 40% by FY2012, Vodafone is targeting a 20-25% market share within the same timeframe. The operational plan focuses on the following objectives:

•                  Expanding distribution and network coverage

•                  Lowering the total cost of network ownership

•                  Growing market share

•                  Driving a customer focused approach

Site sharing

The MOU outlines a process for achieving a more extensive level of site sharing and covers both new and existing sites. Around one third of Hutch Essar’s current sites are already shared with other Indian mobile operators and Vodafone is planning that around two thirds of total sites will be shared in the longer term.

The MOU recognises the potential for achieving further efficiencies by sharing infrastructure with other mobile operators in India.

The MOU envisages the potential, subject to regulatory approval and commercial development, to extend the agreement to sharing of active infrastructure such as radio access network and access transmission.

Financial assumptions

As part of the operational plan, Vodafone expects to increase capital investment, particularly in the first two to three years, with capex as a percentage of revenues reducing to the low teens by FY2012. The operational plan results in an FY2007-12 EBITDA CAGR percentage around the mid-30s. Cash tax rates of 11-14% for FY2008-12 are expected due to various tax incentives and will trend towards approximately 30-34% in the long term.

As a result of this operational plan, the transaction meets Vodafone’s stated financial investment criteria, with a ROIC exceeding the local risk adjusted cost of capital in the fifth year and an IRR of around 14%.

Financial impact on Vodafone

The transaction enhances Vodafone’s growth profile on a pro forma statutory basis, with Vodafone’s revenue and EBITDA CAGR increasing by around one and a half percentage points over the three year period to 31 March 2010.

The transaction is expected to be broadly neutral to adjusted earnings per share in the first year post acquisition and accretive thereafter excluding the impact of intangible asset amortisation for the transaction. Including this impact, the transaction is expected to be approximately seven percent dilutive to adjusted earnings per share in the first year post acquisition and neutral by the fifth year.2

The Board remains committed to its longer term targeted dividend payout of 60% of adjusted earnings per share. Furthermore, the Board expects the dividend per share to be at least maintained in the short term.

The acquisition of HTIL’s controlling interest in Hutch Essar will be financed through debt and existing cash reserves and Vodafone expects pro forma net debt of around £22.8-23.3 billion3 at 31 March 2007 as a result of this transaction.

Further transaction details

The transaction is expected to close in the second quarter of calendar year 2007 and is conditional on Indian regulatory approval.

HTIL’s existing partners, who between them hold a 15% interest in Hutch Essar, have agreed to retain their holdings and become partners with Vodafone. Vodafone’s interest will be 52% following completion and Vodafone will exercise full operational control over the business. If Essar decides to accept Vodafone’s offer, these local minority partners between them will increase their combined interest in Hutch Essar to 26%.

In the event that the Bharti group company exercises its option over Vodafone’s 5.6% direct interest in Bharti, consideration will be received up to 18 months after completion of the Hutch Essar acquisition.

Vodafone will continue to hold its 26% interest in Bharti Infotel Private Limited (“BIPL”), which is equivalent to an indirect 4.4% economic interest in Bharti. Vodafone will now account for its entire interest as an investment.

UBS Investment Bank acted as financial adviser to Vodafone.

2 Including the estimated effect of acquired intangible asset amortisation of approximately £0.3-0.4 billion per annum initially, reducing to £0.25-0.35 billion as shorter lived assets become fully amortised

3 Assuming closing of the transaction on 31 March 2007, no proceeds from the sale of the 5.6% listed direct interest in Bharti and no material movement in foreign exchange since September 2006

-ends-

For further information:

Vodafone Group
Investor Relations	Media Relations
Telephone: +44 (0) 1635 664 447	Telephone: +44 (0) 1635 664 444

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007, as well as 36 partner networks. For further information, please visit www.vodafone.com

About Hutch Essar

Hutch Essar is a leading Indian telecommunications mobile operator with 23.3 million customers at 31 December 2006, representing a 16.4% national market share. Hutch Essar operates in 16 circles and has licences in an additional six circles. In the year to 31 December 2005, Hutch Essar reported revenue of US$1,282 million, EBITDA of US$415 million, and operating profit of US$313 million. In the six months to 30 June 2006, Hutch Essar reported revenue of US$908 million, EBITDA of US$297 million, and operating profit of US$226 million.

Up until January 2006, Hutch Essar had licences in 13 circles, of which nine have 900 MHz spectrum. In January 2006, Hutch Essar acquired BPL, thereby adding three circles, each operating with 900 MHz spectrum. In October 2006, Hutch Essar acquired Spacetel, adding six further licences, with operations planned to be launched during 2007.

The results of Hutch Essar are prepared in accordance with Hong Kong Financial Reporting Standards which may differ in material respects from the accounting principles applied by Vodafone.

Important information

For illustrative purposes an exchange rate of £1:US$1.95 has been used.

All company data relating to Hutch Essar is based on Hutch Essar information. Financial information for the year to 31 December 2005 and half year to 30 June 2006 has been translated using an exchange rate of US$1:HK$7.8.

Vodafone’s expected pro forma net debt at 31 March 2007 is calculated by reference to net debt at 30 September 2006 of £20.2 billion, and adjusting for cash flows since that date, consisting of £1.2 billion of interim dividend payments, net cash impact of other acquisitions and disposals of £3.1 billion, net debt impact as a result of the Hutch Essar acquisition of £6.7 billion and free cash flow during H2 FY2007 of £1.7-2.2 billion (derived by reference to FY2007 guidance of £4.7-5.2 billion and H1 FY2007 FCF of £3.0 billion).

Market data is based on information from the Cellular Operator Association of India (“COAI”) and the Association of Unified Telecom Service Providers of India (“AUSPI”).

ROIC is defined as return on invested capital, calculated as unlevered free cash flow divided by the acquisition enterprise value.

Enterprise value calculation

	US$bn	£bn7
Hutch Essar 100% Enterprise Value	18.80	9.64
Hutch Essar 100% Net Debt[4]	(1.33)	(0.68)
Hutch Essar 100% Equity Value	17.47	8.96
Hutch Essar 67% Equity Value[5]	11.70	6.00
Holdco Net Debt[4,6]	(0.63)	(0.32)
Consideration paid by Vodafone to acquire 67% of Hutch Essar	11.08	5.68

Hutch Essar Net Debt[4]	1.33	0.68
Holdco Net Debt[4]	0.63	0.32
Vodafone assumed Net Debt	1.96	1.00

4 Estimated as at 31 January 2007

5 Vodafone economic interest of 66.4% with remaining economic interests held by local partners

6 Holdco refers to holding companies of HTIL owning shares in Hutch Essar

7 Using an exchange rate of £1:US$1.95 for illustrative purposes

Other matters

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any security in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract thereafter.

Information in this press release about the yield on shares cannot be relied upon as a guide to future performance.

Cautionary statement regarding forward - looking statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information, including statements relating to expected benefits associated with the transactions contemplated herein, plans with respect to these transactions, and expectations with respect to long-term shareholder value growth and the actions of credit rating agencies. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “due”, “could”, “may”, “should”, “will”, “expects”, “believes”, “intends”, “plans”, “targets”, “goal” or “estimates”.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: regulatory approvals that may require acceptance of conditions with potential adverse impacts; risk involving our ability to realise expected benefits associated with the transactions referred to herein; the ability to formalise, on mutually acceptable terms and conditions, the arrangements with Bharti  relating to infrastructure sharing; the impact of legal or other proceedings; the risk that ARPUs may decline or may decline more dramatically than expected; the risk that credit rating agencies downgrade or give other negative guidance with respect to our debt securities which may increase our financing costs; and the risk that, upon completion of the acquisition of the controlling interest in Hutch Essar, we discover additional information relating to its business leading to restructuring charges or write-offs or with other negative implications.

In addition to the factors noted above, please refer to documents Vodafone Group Plc has filed with, or otherwise furnished to, the US Securities and Exchange Commission (the “SEC”) under the US Securities Exchange Act of 1934, including the Annual Report on Form 20-F for the year ended 31 March 2006 and subsequently furnished Form 6-Ks (which are available at the SEC’s Internet site (http://www.sec.gov), for additional factors, risks and uncertainties that could cause actual results and developments to differ materially from the expectations disclosed or implied within the forward-looking statements made herein. No assurances can be given that the forward-looking statements in this release will be realised. All written or oral forward-looking statements attributable to Vodafone Group Plc, any members of Vodafone Group or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. Vodafone Group Plc does not undertake, and specifically disclaims, any obligation to update or revise these forward-looking statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 12 , 2007	By:
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary